UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_______________________________________
SCHEDULE 14D-9
(Amendment No. 3)
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
CELLULAR DYNAMICS INTERNATIONAL, INC.
(Name of Subject Company)

CELLULAR DYNAMICS INTERNATIONAL, INC.
(Name of Persons Filing Statement)
COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)
15117V109
(CUSIP Number of Class of Securities)
_______________________________________
Anna M. Geyso
Senior Vice President, General Counsel & Secretary
Cellular Dynamics International, Inc.
525 Science Drive
Madison, Wisconsin 53711
Telephone (608) 310-5100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

with copy to:
Jonathan Babb
Iman Qasim
Sidley Austin LLP
1 South Dearborn Street
Chicago, Illinois 60603
Telephone (312) 853-7000
Fax (312) 853-7036

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed by Cellular Dynamics International, Inc., a Wisconsin corporation (“Cellular Dynamics”, “CDI” or the “Company”) with the Securities and Exchange Commission (the “SEC”) on April 3, 2015, relating to the cash tender offer by Badger Acquisition Corporation, a Wisconsin corporation (“Purchaser”) and a wholly-owned subsidiary of FUJIFILM Holdings Corporation, a corporation organized under the laws of Japan (“Parent”), to purchase any and all of the outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), at a price per Share of $16.50, net to the seller thereof in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 3, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, and, together with the Offer to Purchase, the “Offer”). The Offer is subject to the terms and conditions set forth in the Tender Offer Statement on Schedule TO, together with the exhibits thereto, filed jointly by Purchaser, FUJIFILM Holdings America Corporation, FUJIFILM Corporation and Parent with the SEC on April 3, 2015, as amended or supplemented from time to time. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Statement, respectively.
Except to the extent specifically provided in this Amendment, the information set forth in the Statement remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Statement.

Item 8.	Additional Information.
Item 8 (“Additional Information”) of the Statement is hereby amended and supplemented by inserting immediately before the subsection entitled “Cautionary Statement Regarding Forward-Looking Statements” the following new subsection:
“Final Results of the Offer and Completion of the Merger.
The Offer and withdrawal rights expired at 11:59 p.m., New York City time, on April 30, 2015. American Stock Transfer & Trust Company, LLC, the depositary, has advised that, as of that time, a total of 14,409,372 Shares, representing approximately 91% percent of the outstanding Shares, were validly tendered and not validly withdrawn prior to the expiration of the Offer. The number of Shares validly tendered into the Offer and not validly withdrawn prior to the expiration of the Offer satisfied the Minimum Tender Condition. All conditions to the Offer having been satisfied, Purchaser has accepted for payment all Shares that were validly tendered into the Offer and not properly withdrawn.
On May 1, 2015, the Merger was consummated pursuant to the terms of the Merger Agreement and in accordance with 180.1104 of the WBCL. As a result of the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by the Company, Parent, Purchaser and any of their respective subsidiaries, which have been canceled and extinguished) was automatically converted into the right to receive the Merger Consideration, less any applicable withholding taxes, and all such Shares were canceled and ceased to exist. As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired sufficient Shares to complete the Merger without the affirmative vote of the shareholders of the Company pursuant to Section 180.1104 of the WBCL.
Parent intends to cause all Shares to be delisted from Nasdaq and deregistered under the Exchange Act.”

Item 9.	Material to be Filed as Exhibit.
Item 9 of the Statement is hereby amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as Exhibit (a)(5)(C):
“(a)(5)(D) English translation of the press release issued by Parent in Japan on May 1, 2015 announcing the results of the Offer (incorporated herein by reference to Exhibit (a)(1)(I) to the amended Schedule TO of Parent and Purchaser filed on May 1, 2015).”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cellular Dynamics International, Inc.

By:	/s/ Anna M. Geyso
Anna M. Geyso
Senior Vice President, General Counsel & Secretary

Dated: May 1, 2015